United States
                              Securities and Exchange Commission
                                    Washington, D.C. 20549

                                 Commission File No.:00017378

                                        SCHEDULE 13D/A



                    Under the Securities Exchange Act of 1934


                             VITRO DIAGNOSTICS, INC.
                             -----------------------
                                (Name of Issuer)


                                     Common
                                     ------
                         (Title of Class of Securities)


                                   928501-30-3
                                   -----------
                                 (Cusip Number)


Kilyn Roth at World Wide Capital Investors, LLC, P.O. Box 8, Westcliff, CO 81252
(719)942-3056

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                                 January 3, 2000
                                 ---------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 92) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

                                        SCHEDULE 13D/A

CUSIP NO.: 928501-30-3                                         Page 1 of 5 Pages


1.      Name of Reporting Person and
        S.S. or I.R.S. Identification No.

a)      World Wide Capital Investors, LLC
        a Colorado Limited Liability Company
        Tax ID #:  84-1012042

        Individuals reporting who are also Members of World Wide Capital Investors LLC:

b)      Kristine Brubaker
c)      Kilyn Roth


2.      Check the Appropriate Box if A Member of a Group*

               a /X/
               b /  /

3.      SEC Use Only


4.      Source of Funds

        NA

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        /  /

6.      Citizenship or Place of Organization

        Colorado Limited Liability Company
        State of Colorado, USA

7.      Sole Voting Power

a) 2,370,000 shares are owned World Wide Capital Investors, LLC (Kilyn Roth manager and member)
b) Kristine Brubaker (22.7% member of World Wide Capital Investors, LLC - deemed beneficial owner) She owns 62,000 shares individually.
c) Kilyn Roth (11% member and manager of World Wide Capital Investors, LLC) She owns 56,250 shares individually.

8.      Shared Voting Power

        0

9.      Sole Dispositive Power

a)      2,370,000 World Wide Capital LLC
b)      Kilyn Roth 56,250 shares individually

10.     Shared Dispositive Power

        0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

a)      2,370,000 shares (World Wide Capital Investors, LLC)
b)      Kilyn Roth 56,250 shares

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

        /  /

13.     Percent of Class Represented by Amount in Row (11)

a)      28% World Wide Capital Investors LLC
b)      .7% Kristine Brubaker individually
c)      .6% Kilyn Roth individually

14.     Type of Reporting Person

        a) OO          b) IN         c) IN

Item 1. Security & Issuer

        This statement relates to common shares of Vitro Diagnostics, Inc., 8100 Southpark Way, Bldg. B-1, Littleton, CO 80120

This is an amendment to reflect ownership changes by Kilyn Roth and Kristine Brubaker

Item 2.

I.      a.     World Wide Capital Investors, LLC - a Colorado Limited Liability
               Company

        b.     P.O. Box 8, Westcliffe, CO

        c. Reporting party was formed to acquire a total of 2,370,000 shares of common stock of Vitro Diagnostics, Inc.

        d. Neither the reporting person nor any of its managers have during the last five years been convicted in a criminal proceeding (excluding traffic violations).

        e. The reporting person has not during the last five years been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.

        f.     Citizenship: USA  Place of Formation:  State of Colorado

II. Manager of LLC and deemed beneficial owner of World Wide Capital  Investors,
LLC:

        a.     Kilyn Roth
        b.     P.O. Box 8, Westcliffe, CO
        c. Principal occupation has been as President of and manager of World Wide Capital Company and manager of World Wide Capital Investors, LLC within the past two years. The address of such business is P.O. Box 8, Westcliffe, CO.
        d. The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations).
        e. The reporting person has not, during the last five years, been subject to or party to a civil proceeding of any type nor has any judgment, decree, or order of any type.
        f.     Citizenship:  United States
               Beneficial Owner who owns more than 10% interest in World Wide capital Investors, LLC.

III. Deemed Beneficial Owner of World Wide Capital Investors LLC by virtue of 22% ownership interest.

        a.     Kristine Brubaker
        b.     P.O. Box 8, Westcliffe, CO
        c. Principal occupation has been as secretary of World Wide Capital Company within the past two years. The address of such business is P.O. Box 8, Westcliffe, CO.
        d. The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations).
        e. The reporting person has not, during the last five years, been subject to or party to a civil proceeding of any type nor has any judgment, decree, or order of any type.
        f.     Citizenship:  United States

IV. Other Members of World Wide Capital Investors, LLC have no management responsibility and none have

        a. been convicted in a criminal proceeding during the last five years (excluding traffic matters);
        b. been subject to or party to a civil proceeding of any type nor has any judgment, decree, or order of any type been entered against any LLC member.

Item 3. Source and Amount of the Funds

Not Applicable

Item 4. Purpose of the Transaction

        The changes reported are private sales of 12,500 shares owned by Kilyn Roth and 12,500 shares owned by Kristine Brubaker in Vitro Diagnostics, Inc. on or about January 3, 2000.

        At this date and time, World Wide Capital Investors, LLC and Kristine Brubaker and Kilyn Roth have no intent to exercise control of or change management of Vitro Diagnostics, Inc. They intend to hold shares for investment purposes. They have no plans at the date hereof which relate to or would result in any of the following:

        a) The acquisition by any person of additional securities of the Company, , however, that the Reporting Persons may sell shares in the Company from time to time.
        b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
        c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
        d) Any change in the present board of directors or management of the company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
        e) Any material change in the present capitalization or dividend policy of the Company;
        f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
        g) Changes in the Company's charter, bylaws or instruments corresponding thereto or to other actions which may impede the acquisition of control of the company by any person; provided, however, that the Reporting Person may exercise outstanding options to acquire Common Soock of the company in his discretion, which exercise may have the effect of impairing or impeding the acquisition of control by a third party;
        h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
        i) A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Act of 1934; or
        j)     any action similar to the above.

Item 5. Interest in Securities of the Issuer

        a. 2,370,000 common shares (28%) of Vitro Diagnostics are owned beneficially and of record by World Wide Capital Investors, LLC. Kristine Brubaker, , owns 22% of the World Wide Capital Investors LLC interest and owns 62,000 shares personally which she may vote. Kilyn Roth, manager of World Wide Capital Investors LLC, owns 11.77% of the LLC interest and owns 56,250 shares personally which she may vote.
        b. World Wide Capital Investors, LLC has sole power to vote 2,370,000 shares of common stock. Kilyn Roth is the manager of World Wide Capital Investors, LLC. World Wide Capital Investors, LLC may be deemed and beneficially owned by Kristine Brubaker as a 22.7% owner, who also owns individually 62,000 shares of issuers common stock.
        c. Neither World Wide Capital Investors, LLC nor Kilyn Roth, nor Kristine Brubaker had any transactions in issuer's shares in the 60 days prior to January 3, 2000.
        d.     Not Applicable
        e.     Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Reporting Persons had an understanding in December 1998 with Lloyd Hansen, a purchaser of 1,280,000 shares of the common stock of Vitro Diagnostics, Inc., whereby they cooperated in the purchase of the total of 3,650,000 shares of the Vitro Diagnostics, Inc. from Lloyd Fields and each contributed cash to the purchase of the shares and divided the shares purchased per agreement.

Item 7. Exhibits

NONE

                                           SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            WORLD WIDE CAPITAL INVESTORS, LLC.



Dated: February 11, 2000                    /s/ Kilyn Roth
------------------------                    --------------
                                            Kilyn Roth, Manager


                                            /s/ Kristine Brubaker
                                            ---------------------
                                            Kristine Brubaker


                                            /s/ Kilyn Roth
                                            --------------
                                            Kilyn Roth